Exhibit 20

Maturity Treatment Agreement

To the Investors Listed

On Schedule A hereto

Dear Investors:

In connection with that certain Exchange Agreement (the “Exchange Agreement”), of even date herewith, by and among Amyris, Inc., a Delaware corporation (the “Company”), and the investors listed on Schedule I thereto (each, an “Investor”, and collectively, the “Investors”), the Company and the Investors are hereby entering into this Maturity Treatment Agreement (this “Maturity Treatment Agreement”).

Reference is made to (i) those certain Tranche I Senior Convertible Notes (the “Tranche I Notes”) and Tranche II Senior Convertible Notes (the “Tranche II Notes”, and together with the Tranche I Notes, the “Tranche Notes”) sold and issued by the Company pursuant to that certain Securities Purchase Agreement, among the Company and the Purchasers listed thereon, dated as of August 8, 2013 (as amended from time to time) (the “Tranche SPA”), (ii) those certain 6.50% Convertible Senior Notes due 2019 (the “144A Notes”) sold and issued by the Company pursuant to that certain Purchase Agreement between the Company and Morgan Stanley & Co. LLC, as the initial purchaser, dated as of May 22, 2014 and (iii) that certain Indenture (the “Indenture”) between the Company and Wells Fargo Bank, National Association on May 29, 2014 with respect to the 144A Notes.

Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Exchange Agreement.

The Company and the undersigned Investors (and each of their respective affiliates, successors or assigns) agree to the following:

1. Treatment of Remaining Convertible Notes at Maturity. In connection with, and conditioned upon, the Closing, each Investor hereby agrees to convert the respective Tranche Notes and 144A Notes held by such Investor that remain outstanding and have not been Exchanged as of the Closing Date under the terms of the Exchange Agreement (collectively, the “Maturity Conversion Notes”), into shares of common stock of the Company before or upon the maturity of each such Maturity Conversion Note (in the amount and on such terms as set forth in each such Maturity Conversion Note), notwithstanding the terms of the respective Maturity Conversion Notes regarding cash payment at maturity (the “Maturity Conversion Requirement”), provided, however, that upon and after the occurrence of any Default (as such term is respectively defined in each of the Maturity Conversion Notes and the Indenture) other than a Default arising from the Company’s failure to pay the outstanding principal and accrued interest on such Maturity Conversion Notes at maturity (provided that the Company has not defaulted in its obligation to deliver the Common Stock issuable upon conversion of the Maturity Conversion Notes), such Investor (i) will no longer be bound by the Maturity Conversion Requirement with respect to any of the Maturity Conversion Notes, and (ii) will have the rights as set forth in the Maturity Conversion Notes, including to accelerate the Balance (as such term is defined in the Tranche Notes), and the Principal Amount (as such term is defined in the Indenture), including all accrued and unpaid interest and all other amounts owing as a result of any Default becoming an Event of Default (as such term is respectively defined in each of the Maturity Conversion Notes and the Indenture), either by election or automatically, as applicable, and such Maturity Conversion Note(s) will then be due and payable immediately in full and in cash or as otherwise elected by such Investor pursuant to the terms thereof, it being understood and agreed that the rights of such Investors and the obligations of the Company upon and during the continuance of an Event of Default shall be unmodified by the terms of this Maturity Treatment Agreement, other than the rights, if any, of the Company to cure such Event of Default.

2. Other Indebtedness. The Company agrees that so long as an Investor holds at least $5,000,000 of Maturity Conversion Notes, the Company shall not incur any material Debt (as defined in the Tranche Notes), prepay any existing material Debt or materially amend the terms of its existing Debt, in each case without such Investor’s prior written consent.

3. Additional Agreement. The Company and Total agree not to enter into any side letter or take any other actions to frustrate the issuance of the shares pursuant to the conversion of the Maturity Treatment Notes in accordance with the terms hereof.

4. Entire Agreement. This Maturity Treatment Agreement and the Exchange Agreement and the agreements contemplated thereby set forth the entire understanding between the parties hereto relating to the subject matter hereof and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the Company and the Investors. The remaining terms of the Maturity Conversion Notes (other than as expressly modified hereby) shall remain in full force and effect and are incorporated herein by this reference.

5. Assignment. This Maturity Treatment Agreement may not be transferred or assigned (whether by operation of law or otherwise) by any party without the prior written consent of the other parties hereto.

6. Governing Law.

(a) This Maturity Treatment Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts entered into therein, without reference to principles of choice of law or conflicts of laws that might lead to the application of laws other than the laws of the State of Delaware.

(b) Any and all disputes arising out of, or in connection with, the interpretation, performance, or nonperformance of this Maturity Treatment Agreement or any and all disputes arising out of, or in connection with, transactions in any way related to this Maturity Treatment Agreement and/or the relationship between the parties shall be resolved pursuant to Section 8.6 of the Exchange Agreement.

7. Counterparts. This Maturity Treatment Agreement may be executed in one or more counterparts, which shall together constitute one agreement.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

AMYRIS, INC.

/s/ John Melo
Name: John G. Melo
Title: President and Chief Executive Officer

Acknowledged and Agreed as of the date first written above: INVESTOR:

Maxwell (Mauritius) Pte Ltd

By:	/s/ Poy Weng Chuen
(signature)

Name:	Poy Weng Chuen
(printed name)

Title:	Director

Address:	60B Orchard Road #06-18 Tower 2, The Atrium @ Orchard Singapore 238891

Acknowledged and Agreed as of the date first written above: INVESTOR:

Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)

By:	/s/ Bernard Clement
(signature)

Name:	Bernard Clement
(printed name)

Title:	President

Schedule A

Investor
Maxwell (Mauritius) Pte Ltd (“Temasek”)

Total Energies Nouvelles Activités USA (“Total”)